August 19, 2024

David Smith
Chief Financial Officer
Innovative Industrial Properties, Inc.
1389 Center Drive, Suite 200
Park City, UT 84098

        Re: Innovative Industrial Properties, Inc.
            Form 10-K for the year ended December 31, 2023
            File No. 001-37949
Dear David Smith:

        We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
2. Summary of Significant Accounting Policies and Procedures and Recent
Accounting
Pronouncements
Revenue Recognition, page F-10

1. We note your disclosure and your continued accounting of your operating leases on a cash basis due to the uncertain regulatory environment in the United States pertaining to the regulated cannabis industry, the limited operating history of certain tenants and the resulting uncertainty of collectability of lease payments from each tenant over the duration of the lease term. In your response letter dated September 30, 2021, you stated
        that with respect to ASC 842-30-25-13, "since the Company   s
assessment of
        collectability has not changed since the commencement date of each lease to date as noted above, the Company has not recognized any difference between the lease income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b)
        and the lease payments that have been collected from the lessee. The Company is monitoring this difference between the lease income that would have been recognized in accordance with ASC 842-30-25-11(a) through (b) and the lease payments that have been collected and will recognize the current period adjustment to lease income when the
        Company   s assessment of collectability changes." Given that the
ongoing assessments of
 August 19, 2024
Page 2

       collectability should be made on a lease by lease basis, the longer operating history of the
       Company's existing customers along with the Company's continued disclosure of a healthy rent collection rate with 98% and 97% disclosed for the years ended December
       31, 2023 and 2022 respectively, please tell us how the Company reassessed the collectability criterion on its operating leases on a lease by lease basis. In providing your response, please tell us how the you considered the example in ASC 842-30-55-25, whereby the collectability of lease payments is not probable at lease inception, but a different conclusion is reached after the tenant has established a rental history.
Exhibits

2. We note the certifications provided as Exhibit 31.1 and Exhibit 31.2 for your Form 10-K for fiscal year ended December 31, 2023 do not include paragraph 4(b) and the introductory language in paragraph 4, referring to your internal control over financial reporting. This also appears to be the case with the certifications filed with your
       Forms 10-Q for the periods ended March 31, 2024 and June 30, 2024. Please amend your reports to ensure all certifications filed with your exchange act reports conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction